Exhibit 5

April 19, 2007

Blue Coat Systems, Inc.

420 North Mary Avenue

Sunnyvale, California 94085

Re:	Blue Coat Systems, Inc. Registration Statement
for Offering of 500,000 Shares of Common Stock

Ladies and Gentlemen:

We refer to your registration on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended, of 500,000 shares of Common Stock under the Blue Coat Systems, Inc. Employee Stock Purchase Plan and 1999 Stock Incentive Plan (the “Plans”). We advise you that, in our opinion, when such shares have been issued and sold pursuant to the applicable provisions of the Plans and in accordance with the Registration Statement, such shares will be validly issued, fully paid and nonassessable shares of the Company’s Common Stock.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP